MTS SYSTEMS CORPORATION
14000 Technology Drive
Eden Prairie, Minnesota 55344

May 17, 2013

Mr. Kevin Vaughn Accounting Branch Chief Securities and Exchange Commission Division of Corporate Finance 100 First St. NE Washington, D.C. 20549	BY EDGAR

Re:	Comment Letter Dated May 3, 2013
MTS Systems Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended September 29, 2012
Filed November 28, 2012
Response Letter Dated April 24, 2013
File No. 000-2382

Dear Mr. Vaughn:

As requested, the Company hereby responds to the above-referenced Comment Letter dated May 3, 2013.

Form 10-K for the Fiscal Year Ended September 29, 2012

Cash Flow Comparison, page 32

1.	Please expand your response to prior comment 1 to confirm that any registration statement filed in connection with the sale of the shares you issue in settlement of the repurchase agreement will (1) disclose the circumstances under which the bank acquired the securities, and (2) identify the bank as an underwriter:

We confirm that any registration statement we would file in connection with the sale of the shares issued by us in settlement of the repurchase agreement will (1) disclose the circumstances under which the bank acquired the securities, and (2) identify the bank as an underwriter.

2.	Your response to prior comment 2 does not provide authority that supersedes your obligations to file material contracts under the federal securities laws. Please file the “Agreement” as required under Regulation S-K Item 601(b)(10).

The “Agreement” is attached to this comment letter response for your reference. We will file the entire repurchase agreement, including the annexes and exhibit previously submitted and the “Agreement,” as an exhibit to our Quarterly Report on Form 10-Q for our quarter ending June 29, 2013.

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Notes to Consolidated Financial Statements, page F-7

Note 1 – Summary of Significant Accounting Policies, page F-7

Stock Purchases, page F-15

3.	We note your response to prior comment 4 from our letter dated February 28, 2013. Please revise future filings, as appropriate, here and within MD&A to provide more information related to your accelerated share repurchase agreement similar to the one provide in your response that discloses why you are accounting for this arrangement as permanent equity.

In future filings we will include the following disclosure, as appropriate, regarding our accelerated share repurchase agreement:

“During the fourth quarter of fiscal year 2012, the Company entered into an accelerated share purchase agreement with an unrelated third party investment bank. The agreement specifies that the Company has the option to settle any obligation that it may have at the conclusion of the contract in either cash or shares of the Company’s stock. These settlement alternatives have the same economic value to the Company. If at the conclusion of the contract the Company has a settlement obligation, that obligation will be determined based on the volume weighted average price of the Company’s stock during the purchase period. The contract specifies a maximum number of shares that the Company could be required to deliver to the bank, and the Company has sufficient authorized and unissued shares available to deliver the maximum share amount. Based on the facts, the forward contract is indexed to the Company’s common stock. This forward contract meets the requirements of ASC 480-10 and ASC 815-40 to be classified as permanent equity.”

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If you have any questions, please contact Steven G. Mahon, Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, at (952) 937-4286, Susan E. Knight, Senior Vice President and Chief Financial Officer at (952) 937-4005, or me at (952) 937-4727.

Sincerely,

/s/ Jeffrey A. Graves

Jeffrey A. Graves
President and Chief Executive Officer

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